DIRECT DIAL (650) 470-3130 DIRECT FAX (650) 798-6510 EMAIL ADDRESS Michael.Mies@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com March 9, 2021

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VIA EDGAR Ronald (Ron) E. Alper Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	Panacea Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted February 2, 2021

CIK No. 0001828989

Dear Mr. Alper:

Set forth below is the response of Panacea Acquisition Corp. II (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2021, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001828989, confidentially submitted to the Commission on February 2, 2021. Concurrently with the submission of this letter, we are publicly filing the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

U.S. Securities and Exchange Commission

March 9, 2021

Draft Registration Statement on Form S-1 submitted on February 2, 2021
Summary, page 1

1. Please revise "Founder shares and alignment shares" beginning on page 14 consistent with Rule 421(d) of Regulation C to clearly explain the different scenarios for conversion, including the timing and different conversion ratios. Consider including a graphic or illustrative examples with assumptions clearly identified. In this regard, clarify how these provisions differ from typical conversion terms for founder shares in SPAC offerings.

RESPONSE: The Company advises to Staff that it included responsive disclosures on pages 15 and 16 of the Registration Statement.

*   *   *

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies

Michael Mies

cc:	Panacea Acquisition Corp. II
Oleg Nodelman
Scott Perlen

cc:	Greenberg Traurig, LLP
Alan I. Annex
Jason T. Simon